September 3, 2019

Alex Cunningham
Chief Executive Officer
Cardiff Lexington Corp
401 Las Olas Blvd., Unit 1400
Ft. Lauderdale, FL 33301

       Re: Cardiff Lexington Corporation
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed April 16, 2019
           Form 10-Q for Fiscal Quarters Ended June 30, 2019
           Filed August 20, 2019
           File No. 000-49709

Dear Mr. Cunningham:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarters Ended June 30, 2019

Note 3. Acquisitions, page 14

1. Please tell us your consideration of the guidance in Rules 8-04 and 8-05 of Regulation S-
       X as it relates to the acquisition of JM Enterprise 1, Inc., which closed on May 8, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Larry Spirgel, Assistant
Director, at (202) 551-3815 with any other questions.
 Alex Cunningham
Cardiff Lexington Corp
September 3, 2019
Page 2



FirstName LastNameAlex Cunningham     Sincerely,
Comapany NameCardiff Lexington Corp
                                      Division of Corporation Finance
September 3, 2019 Page 2              Office of Telecommunications
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